Exhibit 99.1

Purple Biotech Expands Pipeline of First-in-Class Therapeutics with Acquisition of Immunorizon and Its Portfolio of
Tri-Specific Antibodies for the Treatment of Cancer

Immunorizon’s lead compound targets 5T4 antigen and conditionally activates T cells and natural killer (NK) cells

Conditional activation of T cells is designed to provide a wide therapeutic index for the compound

REHOVOT, Israel, Feb. 02, 2023 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced that it has entered into an agreement for the acquisition of Immunorizon Ltd., a private company developing potential multi-specific T and NK cell engager oncology therapies that selectively activate the immune response within the tumor microenvironment. The acquisition will provide Purple Biotech with an expanded portfolio of investigational tri-specific antibody compounds that target multiple antigens and offer the potential to further expand to additional targets.

Immunorizon’s lead asset is a conditionally-activated tri-specific antibody that engages both T cells and NK cells to mount a strong, localized immune response within the tumor microenvironment. The third arm of the lead compound specifically targets the Tumor Associated Antigen (TAA) 5T4, that is expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. 5T4 is a well-known target that has been validated by multiple pre-clinical and clinical programs. The drug candidates Purple Biotech is acquiring are differentiated from other multi-specific cell therapies targeting 5T4+ tumors by its cleavable capping technology, which confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients.  The acquisition will also provide Purple Biotech with additional preclinical assets targeting other TAAs through this technology platform.

“We are delighted to add Immunorizon’s portfolio of tri-specific antibodies to our drug development pipeline,” said Gil Efron, CEO of Purple Biotech. “The acquisition of these assets highly fits our strategy of expanding our pipeline, and we believe that the acquired technology platform has the potential to expand to multiple additional development programs. This new technology is differentiated not only by the combination of the NK and T cell engagement, but also by the conditional activation at the tumor microenvironment, which we believe provides an opportunity for better therapeutic outcomes for cancer patients. Bi-specifics as a class have undergone multiple iterations of technological improvements that have culminated in a basket of approved and/or clinically de-risked assets with several recent industry partnerships that have formed around such platforms. Novel multi-specifics have seen increasing industry attention and we are excited with our first step into this field. We believe that we will be able to leverage the knowledge and expertise we have gained over the years through both preclinical and clinical development. We expect to advance the first of the newly acquired assets to an IND submission in approximately two years in parallel to our ongoing promising clinical programs from which we expect to report clinical data during this year.”

Purple Biotech is acquiring 100% of the shares of Immunorizon Ltd., a privately held, VC-backed biopharmaceutical company, in exchange for an aggregate upfront payment of $3.5 million in cash and an aggregate $3.5 million in American Depository Shares (ADSs), at a price per ADS equal to the NASDAQ volume-weighted average price of the Company’s ADSs for the 60-day period preceding the execution date of the agreement. Additional long-term development, regulatory and sales milestones are set at an aggregate amount of $94 million, with royalties of low single digit out of net sales. The accumulated transaction payments, excluding the upfront payment, will not exceed $100 million.

The ADSs will be issued to certain of the Immunorizon selling shareholders and will be subject to a three – month lock-up period, and the Company has agreed to file a resale registration statement with the U.S. Securities and Exchange Commission to register the ADSs for resale following the lock-up period. The selling shareholders of Immunorizon that shall receive ADSs as partial consideration in the transaction will be entitled to an ADS price adjustment during the 12-month period following the closing of the transaction, for the remaining ADSs held by them at such time (if any), in the event of an issuance by us of additional ADSs or other securities in certain types of financing transactions, at a price per ADS lower than the price per ADS under the agreement; provided that such price adjustment shall only be provided once.

The closing of the transaction is subject to satisfaction of customary closing conditions, expected within 10 business days.

This communication does not constitute an offer to sell or the solicitation of an offer to buy the ADSs or any securities, nor shall there be any sale of the ADSs or any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The ADSs of Purple Biotech will be issued to the certain selling shareholders of Immunorizon on a private placement basis pursuant to applicable exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The securities offered have not been registered under the U.S. Securities Act or any U.S. state or Israeli securities laws, and may not be offered or sold in the United States or in Israel, or to, or for the account or benefit of, United States persons or persons in Israel absent registration or any applicable exemption from the registration and/or prospectus requirements of the U.S. Securities Act and applicable U.S. state and/or Israeli securities law.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. In a Phase 1/2 study of NT219, the Company is currently advancing it as a monotherapy treatment of solid tumors, and in a dose escalation in combination with cetuximab for the treatment of recurrent and metastatic squamous cell carcinoma of the head and neck (SCCHN) or colorectal adenocarcinoma. These studies will be followed by an expansion phase of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit  https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the expected timing of the completion of the transaction and the parties’ ability to complete the transaction; the plans, strategies and objectives of management for future operations; product development for NT219 and CM24 as well as Immunorizon Ltd.’s portfolio of investigational tri-specific antibody compounds to be acquired; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Purple Biotech Company Contact:

Lior Fhima

Chief Financial Officer

IR@purple-biotech.com

Media Inquiries:
Harriet Ullman
Vice President, Public Relations
LaVoieHealthScience
T: 617-669-3082
hullman@lavoiehealthscience.com

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